

Mail Stop 3561

July 27, 2009

Via U.S. Mail

Robert Stopanio
President
Scorpion Performance, Inc.
3000 SW 4th Avenue
Fort Lauderdale, Florida 33315

Re: Scorpion Performance, Inc.
Amendment No. 6 to Registration Statement on Form 10
Filed June 8, 2009
File No. 000-52859

Dear Mr. Stopanio:

        We have reviewed your responses to the comments in our letter dated June 18, 2009 and have the following additional comments.

Business of the Company, page 1

1. We note your response to prior comment 1, please provide us with form disclosure and indicate the section of the Form 10-Q where you intend to include the disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

2. We note your response to prior comment 2. Please revise the disclosure in the Form 10 to clarify, if true, that you have not incurred additional costs towards manufacturing medical components.

Material Commitments, page 24

3. While we note your response to prior comment 3, you are required to file the exhibits required by Item 601 of Regulation S-K. The two capital leases with

Machinery Finance Resources, LLC provided financing for the acquisition of manufacturing equipment for the Ocala facility. Note that Item 601(b)(10)(ii)(D) of Regulation S-K requires the filing of material leases, even if made within the ordinary course of business. Also, it is unclear to us why you believe the leases are not material, given that you describe them as such within the registration statement. Please file the leases as exhibits to the registration statement.

Other

4. Please continue to consider the financial statement updating requirements as set forth in Rule 8-08 of Regulation S-X.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3313 with any other questions.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Myra P. Mahoney, Esq.
Fax: (954) 563-1050